AMENDED AND RESTATED
                             TAX MATTERS AGREEMENT

          THIS AMENDED AND RESTATED TAX MATTERS AGREEMENT is made as of the 8th day of October, 1999, by and among GAYLORD ENTERTAINMENT COMPANY, a Delaware corporation ("Gaylord"), GAYLORD TELEVISION COMPANY, a Delaware corporation and direct wholly owned subsidiary of GAYLORD ("GTC"), GAYLORD COMMUNICATIONS, INC., a Texas corporation and a direct wholly owned subsidiary of GAYLORD ("GCI"), and CBS CORPORATION, a Pennsylvania corporation ("CBS").

          WHEREAS, Gaylord, GTC, GCI and CBS entered into the Tax Matters Agreement dated April 9, 1999 (the "Original Tax Matters Agreement"), and such parties desire to amend and restate the Original Tax Matters Agreement in its entirety;

          WHEREAS pursuant to the AGREEMENT AND PLAN OF MERGER dated as of April 9, 1999, as amended as of October 8, 1999 (the "CBS Merger Agreement") by and among Gaylord, GTC, GCI, CBS, CBS DALLAS VENTURES, INC. ("Newco 1"), and CBS DALLAS MEDIA, INC. ("Newco 2"), both Delaware corporations and direct wholly-owned subsidiaries of CBS, Newco 1 will be merged with and into GCI (the "GCI Merger") and Newco 2 will be merged with and into GTC (the "GTC Merger," and collectively, with the GCI Merger, the "Mergers"), with GCI and GTC as the surviving corporations;

          WHEREAS, GAYLORD BROADCASTING COMPANY, L.P., a Texas limited partnership (the "Limited Partnership"), is engaged in the business of owning and operating television broadcast station KTVT-TV, Fort Worth/Dallas, Texas;

          WHEREAS, GCI is the sole general partner of the Limited Partnership, and GTC is the sole limited partner of the Limited Partnership;

          WHEREAS, pursuant to the Mergers, Gaylord will receive shares of CBS Preferred Stock (as defined in the CBS Merger Agreement) in exchange for all of the issued and outstanding shares of GCI common stock (the "GCI Stock") and GTC common stock (the "GTC Stock");

          WHEREAS, the parties intend that for federal income tax purposes each of the Mergers qualifies as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

          WHEREAS, Gaylord is the common parent of an affiliated group of corporations (the "Gaylord Group") within the meaning of Section 1504(a) of the Code and the members of the Gaylord Group have heretofore joined in filing consolidated federal income Tax Returns;

          WHEREAS, CBS is the common parent of an affiliated group of corporations (the "CBS Group") within the meaning of Section 1504(a) of the Code and the members of the CBS Group have heretofore joined in filing consolidated federal income Tax Returns;

          WHEREAS, CBS entered into a merger agreement dated as of September 6, 1999, as amended and restated as of October 8, 1999 (as it may be further amended from time to time, the "Viacom Merger Agreement"), with VIACOM INC., a Delaware corporation ("Viacom"), pursuant to which and subject to the terms and conditions thereof, the holders of CBS Common Stock (as defined in the CBS Merger Agreement) will receive shares of Viacom Class B Common Stock (as defined in the Viacom Merger Agreement) in exchange for their CBS Common Stock upon the effective time of the Merger (as defined in the Viacom Merger Agreement, and referred to herein as the "Viacom Merger"), and the holders of CBS Preferred Stock will receive shares of Viacom Series C Preferred Stock (as defined in the Viacom Merger Agreement) in exchange for their CBS Preferred Stock upon the effective time of the Viacom Merger (the "Viacom Effective Time");

          WHEREAS, Gaylord and CBS desire on behalf of themselves, their Subsidiaries and their successors to set forth their rights and obligations with respect to Taxes relating to taxable periods before and after the Closing Date; and

          WHEREAS, CBS and Gaylord desire to make certain representations, warranties and covenants upon which Skadden, Arps, Slate, Meagher & Flom, LLP ("SASM&F") will rely in rendering its opinion (the "Tax Opinion") as to the qualification of the Mergers as "reorganizations" within the meaning of
Section 368(a) of the Code;

          NOW, THEREFORE, the parties hereto hereby amend and restate the Original Tax Matters Agreement in its entirety and hereby agree as follows:

                                   ARTICLE I

                                 Definitions*

          1.1 "Closing Date" shall mean the last day on which, due to the Mergers, GCI and GTC could be considered members of the Gaylord Group for federal income Tax purposes.

          1.2 "Dispose" (and with correlative meaning, "Disposition") shall mean pay, discharge, settle or otherwise dispose.

          1.3 "Due Date" shall mean, with respect to any Tax Return or



--------------

     * Additional definitions are in the preceding portion of this Agreement. Unless otherwise defined herein, all capitalized terms herein shall have the meanings ascribed thereto in the CBS Merger Agreement.

payment, the date on which such Tax Return is due to be filed with or such payment is due to be made to the appropriate Tax Authority pursuant to applicable law, giving effect to any applicable extensions of the time for such filing or payment.

          1.4 "Final Determination" shall mean (i) the entry of a decision of a court of competent jurisdiction at such time as an appeal may no longer be taken from such decision, (ii) the execution of a closing agreement or its equivalent between the particular taxpayer and the relevant Tax Authority, or
(iii) any other final Disposition complying with the contest provisions of
Article VI hereof.

          1.5 "Merger Subsidiaries" shall mean Newco 1 and Newco 2.

          1.6 "Payee" shall have the meaning set forth in Section 5.6.

          1.7 "Payor" shall have the meaning set forth in Section 5.6.

          1.8 "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

          1.9 "Post-Closing Period" shall mean any taxable period beginning after the Closing Date.

          1.10 "Post-Closing Straddle Period" shall mean with respect to a Straddle Period, that portion of such Straddle Period that begins on the day immediately following the Closing Date.

          1.11 "Pre-Closing Period" shall mean any taxable period that ends on or prior to the Closing Date.

          1.12 "Pre-Closing Straddle Period" shall mean with respect to a Straddle Period, that portion of such Straddle Period ending on and including the Closing Date.

          1.13 "Related Person" shall mean a related person under Treasury Regulation Section 1.368-1(e)(3).

          1.14 "Section" shall refer to a section of this Agreement unless otherwise indicated.

          1.15 "Straddle Period" shall mean any taxable period that begins before or on and ends after the Closing Date.

          1.16 "Subsidiary" shall mean, with respect to any person, any corporation or other organization, whether incorporated or unincorporated, of which (i) such person or any other subsidiary of such person is a general partner or (ii) at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or at least 50% of the value of the outstanding equity is directly or indirectly owned or controlled by such person or by any one or more of its subsidiaries, or by such person and one or more of its subsidiaries.

          1.17 "Tax Authority" shall mean the Internal Revenue Service and any other state, local or foreign governmental authority responsible for the administration of Taxes.

          1.18 "Tax Claim" shall mean a notice of deficiency, proposed adjustment, assessment, audit, examination, suit, dispute or other claim with respect to Taxes or a Tax Return.

          1.19 "Underpayment Rate" shall mean the interest rate specified under Section 6621(a)(2) of the Code.

                                  ARTICLE II

                     Preparation and Filing of Tax Returns

          2.1 Preparation and Filing of Pre-Closing Period Tax Returns. Gaylord shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all Tax Returns with respect to any Pre-Closing Period that includes GCI, GTC or the Limited Partnership (including all Tax Returns filed on a consolidated, combined or unitary basis). Gaylord shall have sole discretion as to the positions in and with respect to any Tax Return described in the preceding sentence to the extent that it relates to GCI, GTC or the Limited Partnership; provided, however, that such Tax Returns shall be prepared on a basis consistent with the past practices of GCI, GTC and the Limited Partnership. Gaylord shall deliver (or shall cause to be delivered) to CBS a pro forma set of Tax Returns for each of GCI, GTC and the Limited Partnership for the Pre-Closing Period ending on the Closing Date at least twenty business days prior to the Due Date thereof.

          2.2 Preparation and Filing of Certain Straddle Period Tax Returns. CBS shall prepare (or cause to be prepared) all Straddle Period Tax Returns which include GCI or GTC or the Limited Partnership and, at least twenty business days prior to the Due Date thereof, shall deliver (or cause to be delivered) such Tax Return to Gaylord for its review and comment, together with a statement showing in reasonable detail CBS's calculation of any Taxes attributable to a Pre-Closing Straddle Period. Any Tax Return described in the preceding sentence shall be prepared on a basis consistent with the past practice of GCI, GTC and the Limited Partnership. Gaylord shall have the right to comment on such Tax Returns and any changes, modifications, additions, or deletions suggested by Gaylord shall be made to such Tax Returns to the extent they relate to a Pre-Closing Straddle Period; provided, that such changes, modifications, additions, or deletions are consistent with past practice; provided, further, that Gaylord's comments are received by CBS at least fourteen business days prior to the Due Date of the applicable Tax Return. If CBS does not accept any change, modification, addition, or deletion suggested by Gaylord to any Straddle Period Tax Return, then the provisions of Article IX shall govern the dispute. If the dispute has not been resolved prior to the Due Date for filing of the Tax Return, the Tax Return shall be filed as originally proposed by CBS, reflecting any items agreed to by the parties at such time. Gaylord shall pay (or shall cause to be paid) to CBS the amount of Taxes relating to any Pre-Closing Straddle Period based on the Tax Returns prepared by CBS. When the dispute is resolved pursuant to Article IX, a settlement payment shall be made from CBS to Gaylord in an amount equal to the excess, if any, of (i) the amounts paid by Gaylord in respect of such Taxes over (ii) the amount of Taxes for the Pre-Closing Straddle Period finally determined to be due, plus interest at the Chase Manhattan Bank prime rate in effect from the date of the original payment from Gaylord to CBS to the date on which CBS repays Gaylord pursuant to this paragraph. CBS shall not file (or cause to be filed) such Tax Returns without Gaylord's written consent, which shall not be unreasonably withheld or delayed and shall be deemed to be given in the absence of timely written objection.

          2.3 Preparation and Filing of Post-Closing Period Tax Returns. CBS shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) any Tax Return with respect to any of GCI, GTC or the Limited Partnership for any Post-Closing Tax Period.

          2.4 Straddle Period Tax Years. To the extent permitted by law or administrative practice, the taxable year of GCI, GTC and the Limited Partnership which includes the Closing Date shall be treated as closing on (and including) the Closing Date. All Tax items of the Limited Partnership for the period ending on the Closing Date shall be included in the Gaylord Group consolidated return, and in any state or local income tax return of GTC or GCI for the taxable period ending on the Closing Date.

          2.5 Section 754 Election. An election under Section 754 of the Code (and comparable provisions of state or local tax law) shall be made on the Tax Return of the Limited Partnership for its taxable year that includes or ends on the Closing Date.

          2.6 Amended Returns and Claims for Refund. Without the written consent of Gaylord, none of CBS, GCI, GTC or the Limited Partnership shall amend (or cause to be amended), or file (or cause to be filed) a claim for a Tax refund with respect to, any Tax Returns for a Pre-Closing Period or which relate to tax items in a Pre-Closing Straddle Period, other than disputed items with respect to which Gaylord received payments pursuant to Section 2.2, that included Gaylord, GCI, GTC or the Limited Partnership.

                                  ARTICLE III

                          Payment in Respect of Taxes

          3.1 Payment of Taxes by Gaylord. Gaylord shall pay (or cause to be paid) in a timely manner to the appropriate Tax Authority all Taxes due with respect to Tax Returns which it is required to file pursuant to Section 2.1. For all Taxes in respect of Straddle Periods for which CBS is required to file (or cause to be filed) Tax Returns pursuant to Section 2.2, Gaylord shall pay CBS the amount of such Taxes relating to any Pre-Closing Straddle Period (as determined in accordance with Section 2.2) at least five business days prior to the Due Date of the Tax Return reporting such Taxes.

          3.2 Payment of Taxes by CBS. CBS shall remit (or cause to be remitted) in a timely manner to the appropriate Tax Authority all Taxes due in respect of any Tax for which it is required to file a Tax Return pursuant to
Section 2.2; provided, however, that Gaylord shall have paid CBS for the amount of such Taxes relating to any Pre-Closing Straddle Period, as provided in Section 3.1.

          3.3 Apportionment in Straddle Periods. Where it is necessary pursuant to this Agreement to apportion between Gaylord, on the one hand, and CBS, on the other hand, the Tax liability of GCI, GTC or the Limited Partnership for a Straddle Period which is not treated under Section 2.4 as closing on the Closing Date, such liability shall be apportioned between the Pre-Closing Straddle Period and the Post-Closing Straddle Period on the basis of an interim closing of the books, except that Taxes imposed on a periodic basis (such as real property Taxes) shall be allocated on a daily basis.

                                  ARTICLE IV

           Representations, Warranties and Covenants for Tax Opinion

          4.1 Joint Representations, Warranties and Covenants of the Parties. Each of CBS, Newco 1, Newco 2, Gaylord, GTC, and GCI, after due inquiry, hereby represents, warrants and covenants that, as of the date hereof and the Effective Time:

               (a) It understands that SASM&F will be relying upon the representations, warranties and covenants set forth in this Article IV in rendering the Tax Opinion.

               (b) The consideration to be received by Gaylord in the Mergers in exchange for the GCI Stock and the GTC Stock was negotiated by the parties to the CBS Merger Agreement at arm's length.

               (c) There is no intercorporate indebtedness for borrowed money existing between (x) CBS and any of its Subsidiaries and (y) Gaylord and any of its Subsidiaries, that was or will be issued, acquired, or settled at a discount.

               (d) In the Mergers, GCI Stock representing control of GCI and GTC Stock representing control of GTC, each within the meaning of Section 368(c) of the Code, will be exchanged for CBS Preferred Stock. For purposes of this representation, GCI Stock or GTC Stock exchanged in connection with the Mergers for cash or other property originating with CBS will be treated as outstanding GCI Stock or GTC Stock at the Effective Time.

               (e) It will not take (or cause to be taken) any position on any Tax Return, in any proceeding before any Tax Authority, or otherwise, that is inconsistent with the treatment of the Mergers as "reorganizations" within the meaning of Section 368(a) of the Code, unless otherwise required by a Final Determination. This paragraph will not be deemed violated if, with the prior written consent of Gaylord (which shall not be unreasonably withheld), CBS makes protective refund claims taking a contrary position, if necessary to keep open the applicable statutes of limitations for CBS for all taxable years since the Closing Date, so that such statutes remain open so long as CBS is potentially subject to an indemnification obligation under Section 5.3.

          4.2 Representations, Warranties and Covenants of CBS and the Merger Subsidiaries. Each of CBS, Newco 1 and Newco 2, after due inquiry, hereby represents, warrants and covenants that, as of the date hereof and the Effective Time:

               (a) The facts relating to the contemplated Mergers to the extent described in the CBS Merger Agreement are, insofar as such facts pertain to CBS and the Merger Subsidiaries, true and correct in all material respects.

               (b) Except as provided in the CBS Merger Agreement, CBS and each of the Merger Subsidiaries will pay their respective expenses, if any, incurred in connection with the Mergers. However, to the extent any expenses related to the Mergers are to be funded directly or indirectly by a party other than the incurring party, such expenses are within the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187.

               (c) Neither CBS nor either of the Merger Subsidiaries is an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

               (d) Prior to the Effective Time, CBS will be in control of the Merger Subsidiaries within the meaning of Section 368(c) of the Code.

               (e) Each of the Merger Subsidiaries is a corporation directly owned by CBS, was formed at or about April 9, 1999, was created for the sole purpose of facilitating the Mergers and has not conducted any business activities other than in connection with the Mergers.

               (f) The Merger Subsidiaries will have no material liabilities assumed by GCI or GTC, and will not transfer to GCI or GTC any assets subject to material liabilities.

               (g) After the Mergers, (i) GCI will hold at least 90% of the fair market value of its net assets held immediately prior to the Mergers, and at least 70% of the fair market value of its gross assets held immediately prior to the Mergers, (ii) GTC will hold at least 90% of the fair market value of its net assets held immediately prior to the Mergers, and at least 70% of the fair market value of its gross assets held immediately prior to the Mergers, (iii) GCI will hold at least 90% of the fair market value of Newco 1's net assets and at least 70% of the fair market value of Newco 1's gross assets held immediately prior to the Mergers and (iv) GTC will hold at least 90% of the fair market value of Newco 2's net assets and at least 70% of the fair market value of Newco 2's gross assets held immediately prior to the Mergers. For purposes of this representation, (w) amounts paid by GCI or GTC to Gaylord in cash or other property (including any assets distributed to Gaylord prior to the Mergers),

(x) amounts paid by either of the Merger Subsidiaries to CBS in cash or other property, (y) amounts paid by GCI, GTC or the Merger Subsidiaries to pay reorganization expenses, and (z) all redemptions and distributions (except for regular, normal dividends) made prior to or after the Mergers by GTC, GCI or the Merger Subsidiaries, in each of (w) through (z), in connection with the Mergers, will be included as assets of GCI, GTC or the Merger Subsidiaries, respectively, held immediately prior to the Mergers. For purposes of this representation, CBS assumes that the last sentence of Section 4.3(e) is correct.

               (h) Following the Mergers, GCI and GTC will continue their respective historic business or use a significant portion of their respective historic business assets in a business.

               (i) Except for exchanges of CBS Preferred Stock for Viacom Series C Preferred Stock pursuant to the Viacom Merger, none of CBS, any Related Person to CBS, or any Person acting as an intermediary for CBS or such a Related Person has a plan or intention to acquire any of the CBS Preferred Stock issued in the Mergers.

               (j) CBS has no plan or intention to liquidate GCI or GTC, to merge GCI or GTC with or into another corporation, to cause GCI or GTC to issue additional shares of stock that could result in CBS losing control of GCI or GTC within the meaning of Section 368(c) of the Code, to sell, transfer or otherwise dispose of the stock of GCI or GTC (except for transfers of stock described in Treasury Regulation Section 1.368-2(k)(2) or the transfer by CBS of the stock of GCI or GTC to Viacom pursuant to the Viacom Merger), or to cause GCI or GTC to sell, transfer or otherwise dispose of any of its assets (except for dispositions made in the ordinary course of business or transfers of assets described in Treasury Regulation Section 1.368-2(k)(2)). Within the two year period following the Closing Date, CBS will not liquidate GCI or GTC or cause GCI or GTC to merge with or into another corporation.

               (k) Neither CBS nor any of its Subsidiaries owns, directly or indirectly, any GCI Stock or GTC Stock. Neither CBS nor any of its Subsidiaries (during the period they have been Subsidiaries of CBS) owned, directly or indirectly, any GCI Stock or GTC Stock in the five year period immediately prior to the Effective Time. In addition, except pursuant to the CBS Merger Agreement, no Related Person to CBS (i) owns or will own any GCI Stock or GTC Stock before the Mergers or (ii) will acquire GCI Stock or GTC Stock before the Mergers in connection with the Mergers (within the meaning of Treasury Regulation Section 1.368-1(e)(2)).

               (l) The consideration to be received by Gaylord in the Viacom Merger in exchange for the CBS Preferred Stock was negotiated by the parties to the Viacom Merger Agreement at arm's length.

               (m) prior to the Viacom Effective Time, CBS, GTC, GCI and Viacom shall execute the First Amendment to Amended and Restated Tax Matters Agreement attached hereto as Annex A (the "First Amendment").

          4.3 Representations, Warranties, and Covenants of Gaylord, GCI and GTC. Each of Gaylord, GCI and GTC, after due inquiry, represents, warrants and covenants that, as of the date hereof and the Effective Time:

               (a) The facts relating to the contemplated Mergers to the extent described in the CBS Merger Agreement are, insofar as such facts pertain to Gaylord, GCI and GTC, true and correct in all material respects.

               (b) Except as provided in the CBS Merger Agreement, Gaylord, GCI and GTC will pay their respective expenses, if any, incurred in connection with the Mergers. However, to the extent any expenses related to the Mergers are to be funded directly or indirectly by a party other than the incurring party, such expenses are within the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187.

               (c) Neither Gaylord, GCI nor GTC is an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

               (d) Neither GCI nor GTC nor any Related Person to GCI or GTC has redeemed or otherwise acquired or has any present plan or intention to redeem or otherwise acquire any GCI Stock or GTC Stock in anticipation of the Mergers, or otherwise as part of a plan of which the Mergers are a part. Except as contemplated by the CBS Merger Agreement, neither GCI nor GTC nor any Related Person to GCI or GTC has made or has any present plan or intention to make any extraordinary distributions with respect to GCI Stock or GTC Stock.

               (e) At the time of the Mergers, (i) GCI will hold at least 90% of the fair market value of its net assets held immediately prior to the Mergers, and at least 70% of the fair market value of its gross assets held immediately prior to the Mergers and (ii) GTC will hold at least 90% of the fair market value of its net assets held immediately prior to the Mergers, and at least 70% of the fair market value of its gross assets held immediately prior to the Mergers. For purposes of this representation, (x) amounts paid by GCI or GTC to Gaylord in cash or other property (including any assets distributed to Gaylord prior to the Mergers), (y) amounts paid by GCI or GTC to pay reorganization expenses, and (z) all redemptions and distributions (except for regular, normal dividends) made prior to the Mergers by GTC or GCI, in each of (x) through (z), in connection with the Mergers, will be included as assets of GCI or GTC, respectively, held immediately prior to the Mergers. The sum of (A) the amounts referred to in clauses (x) through (z) above and (B) any other amounts paid or transferred by GCI or GTC in connection with the Mergers does not exceed 9% of the fair market value of the net or gross assets of GCI or GTC, as applicable, held immediately prior to the Mergers.

               (f) Neither GCI nor GTC will have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any Person could acquire stock in GCI or GTC, that if exercised or converted, would affect CBS's acquisition or retention of control of GCI or GTC, as defined in Section 368(c) of the Code.

               (g) Neither GTC nor GCI is a party to, or is under the jurisdiction of a court in a case under Title 11 of the United States Code, and neither GCI nor GTC is in receivership, foreclosure, or similar proceeding in a federal or state court (including a case within the meaning of Section 368(a)(3)(A) of the Code.)

               (h) Gaylord has no plan or intention to convert any CBS Preferred Stock into CBS Common Stock prior to the Viacom Merger.

               (i) Gaylord has no plan or intention to convert any Viacom Series C Preferred Stock received in exchange for its CBS Preferred Stock in the Viacom Merger into Viacom Class B Common Stock.

                                  ARTICLE V

                               Indemnification

          5.1 Obligations of Gaylord. Except as provided in Section 5.3, Gaylord shall indemnify and hold the CBS Indemnitees harmless from and against the following:

               (a) any liability for Taxes of Gaylord, GCI, GTC or the Limited Partnership for any Pre-Closing Period and any Pre-Closing Straddle Period, including any liability of any of GCI or GTC arising under the provisions of Treasury Regulation Section 1.1502-6(a) or comparable provisions of foreign, state or local law for any Pre-Closing Period and Pre-Closing Straddle Period (other than liabilities for Taxes described in Section 5.2(b));

               (b) any liability for income, state franchise or similar Taxes (excluding any transfer or similar taxes covered by Section 5.1 of the CBS Merger Agreement) of GCI, GTC or the Limited Partnership with respect to any taxable income recognized solely from the transfer of GTC Stock and GCI Stock to CBS in exchange for the consideration provided for in the CBS Merger Agreement

               (c) any liability for Taxes of the CBS Indemnitees arising from a breach of any representation or warranty contained in Section 2.6 of the CBS Merger Agreement, calculated as the amount of the excess of (x) the actual liability for Taxes of the CBS Indemnitee for the relevant taxable period over
(y) the liability for Taxes of the CBS Indemnitee for such taxable period assuming such breach of representation or warranty had not occurred but with all other facts unchanged.

          5.2 Obligations of CBS. CBS shall indemnify and hold the Gaylord Indemnitees harmless from and against the following:

               (a) any liability for Taxes of GCI, GTC, or the Limited Partnership for any Post-Closing Period and any Post-Closing Straddle Period (other than liabilities for Taxes described in Section 5.1(b) or (c)); and

               (b) any liability for Taxes of the Gaylord Indemnitees arising from a breach of any representation or warranty contained in Section 3.11 of the CBS Merger Agreement, calculated as the amount of the excess of (x) the actual liability for Taxes of the Gaylord Indemnitee for the relevant taxable period over (y) the liability for Taxes of the Gaylord Indemnitee for such taxable period assuming such breach of representation, covenant or warranty had not occurred but with all other facts unchanged.

          5.3 Additional Obligations of CBS.

               (a) (i) If, notwithstanding the intention of the parties hereto,

                    (1) there is a Final Determination that the GTC Merger or the GCI Merger does not qualify as a "reorganization" within the meaning of Section 368(a) of the Code,

                    (2) such failure to qualify as a "reorganization" is attributable to (A) a breach by CBS of a representation, covenant or warranty contained in Section 4.1 or Section 4.2 of this Agreement, (B) any amendment to the Viacom Merger Agreement attached as Schedule 5.13 to the CBS Merger Agreement (regardless of the effective date of such amendment), or (C) a failure of any representation, covenant or warranty contained in the First Amendment to be true (whether or not such First Amendment is executed as of the Viacom Effective Time),

                    (3) Gaylord has not breached a representation, covenant or warranty contained in Section 4.1(b), (c), (d) or (e) and

                    (4) there is no (A) breach of any representation, covenant or warranty by Gaylord, GCI or GTC contained in Section 4.3, (B) conversion by Gaylord of any Viacom Series C Preferred Stock into Viacom Class B Common Stock, or (C) conversion of CBS Preferred Stock into shares of CBS Common Stock prior to the Viacom Merger, that in any case
     (A), (B) or (C), materially contributes to such failure to qualify as a reorganization,

then CBS shall indemnify and hold the Gaylord Indemnitees harmless from and against any liability for Taxes of Gaylord, Gaylord's Subsidiaries, GCI, GTC or the Limited Partnership arising from any such breach, calculated as the amount of the excess of (x) the actual liability for Taxes of Gaylord, Gaylord's Subsidiaries, GCI, GTC or the Limited Partnership for the taxable year that includes the Closing Date over (y) the liability for Taxes of Gaylord, Gaylord's Subsidiaries, GCI, GTC or the Limited Partnership for such taxable year assuming such breach of representation, covenant or warranty had not occurred but with all other facts unchanged. In making the calculation in the preceding sentence, any Taxes imposed on the Gaylord Indemnitees as a result of receiving indemnity payments under this Section 5.3(a)(i) shall be disregarded and not indemnified against by CBS.

                         (ii) If (1) an amount would be payable by CBS to a
Gaylord Indemnitee under Section 5.3(a)(i), (2) within ten years after the Closing Date Gaylord (or a successor or affiliate) disposes (including a constructive sale under Section 1259 of the Code) of all or a portion of its CBS Preferred Stock (or a successor asset which is "substituted basis property" within the meaning of Section 7701(a)(42) of the Code including the CBS Common Stock, the Viacom Series C Preferred Stock and the Viacom Class B Common Stock) in one or more taxable transactions and (3) as a result of the Final Determination described in Section 5.3(a)(i)(1), Gaylord (or a successor or affiliate) has a tax basis in such CBS Preferred Stock (or such successor asset) equal to the fair market value of such CBS Preferred Stock on the Closing Date, then the amount payable by CBS to the Gaylord Indemnitees under
Section 5.3(a)(i) shall be reduced (or, to the extent that such taxable disposition within such ten year period occurs after such Final Determination, Gaylord shall reimburse CBS for any such payment) to the extent necessary so that the Gaylord Indemnitees are in the same after-Tax position as if the Mergers qualified as "reorganizations" under Section 368(a) of the Code (taking into account the Tax consequences of the Mergers, such taxable disposition(s) of such CBS Preferred Stock (or such successor asset), Gaylord's receipt of the indemnity payments from CBS under Section 5.3(a)(i), and any reduction or return of such indemnity payments to CBS pursuant to this
Section 5.3(a)(ii) but disregarding any increased tax basis in the CBS Preferred Stock (or such successor asset) that has not been so disposed of); provided, however, that if the conditions described in Section 5.3(b)(i),
(iii) and (iv) are satisfied, the net amount of any payments from CBS to the Gaylord Indemnitees pursuant to this Section 5.3(a)(ii) to be retained by the Gaylord Indemnitees hereunder shall in no event be less than the amount payable by CBS pursuant to Section 5.3(b)(A) and (B).

               (b) If, notwithstanding the intention of the parties hereto,
(i) there is a Final Determination that the GTC Merger does not qualify as a "reorganization" within the meaning of Section 368(a) of the Code, (ii)
Section 5.3(a) does not apply, (iii) CBS obtains a "cost" basis in substantially all the assets of the Limited Partnership (based on the value of the CBS Preferred Stock issued to Gaylord in exchange for the stock of GTC), and (iv) CBS is not precluded from depreciating or amortizing substantially all of the tax basis of the otherwise depreciable or amortizable assets of the Limited Partnership because of the "anti-churning" provisions under Section 197(f))(9) of the Code, then CBS shall pay to Gaylord the amount of (A) $40 million, subject to reduction, as determined pursuant to Section 6.1(c), plus
(B) the amount of interest, if any, received by CBS from any Taxing Authority which is attributable to any overpayment of Taxes solely resulting from the GTC Merger failing to qualify as a "reorganization" within the meaning of
Section 368(a) of the Code.

          5.4 Tax Obligations Arising Under a Pre-Closing Period Tax Sharing Agreement. Except as set forth in this Agreement, all existing tax sharing agreements and practices regarding Taxes and their payment, allocation or sharing between any member of the Gaylord Group and any of GCI, GTC or the Limited Partnership shall be terminated as of the Closing Date and no remaining liabilities thereunder shall exist thereafter.

          5.5 Refunds. Gaylord shall be entitled to any refund of Taxes of GCI, GTC or the Limited Partnership attributable to any Pre-Closing Period and any

Pre-Closing Straddle Period; provided, however, that Gaylord shall not be entitled to any such refunds of Taxes with respect to any amounts paid to Gaylord pursuant to Section 2.2. If CBS, GCI, GTC, the Limited Partnership or any of their Subsidiaries receives any refund of Tax to which Gaylord is entitled pursuant to this Section 5.5, CBS shall promptly notify Gaylord and shall pay the amount of any such refund promptly after the receipt of such refund.

          5.6 Payments.

               (a) To the extent that a party (the "Payor") is required to make a payment to another party (the "Payee") pursuant to this Article V, the Payor shall pay the Payee the amount of such payment obligation no later than five business days after the later of (i) a Final Determination or other event giving rise to the payment obligation and (ii) the Payee's presentment to the Payor of its calculation of the amount payable by the Payor.

               (b) Any amount payable under this Article V shall be payable in cash in immediately available funds.

          5.7 Limitations. Except as otherwise provided in this Agreement, the principles of Section 8.5 of the CBS Merger Agreement shall apply to any indemnity payment under this Agreement.

          5.8 Allocation of Indemnity Payments. Gaylord and CBS agree to allocate any indemnification payments received or paid by either party under this Article V to the exchange of GTC Stock and GCI Stock, respectively, in the Mergers on the same percentage basis as is provided in Section 1.9 of the CBS Merger Agreement.

          5.9 Exclusive Remedy. The parties acknowledge and agree that the right of the Gaylord Indemnitees for indemnification as provided for in
Section 5.3 shall be the sole and exclusive remedy of the Gaylord Indemnitees in the event of any breach by CBS, Newco 1 or Newco 2 of any of their respective representations, covenants and warranties contained in Section 4.1 and 4.2 of this Agreement.

                                  ARTICLE VI

                                  Tax Claims

          6.1 General.

               (a) Gaylord shall have exclusive control over Tax Claims for which Gaylord is liable pursuant to Section 5.1, and any other Tax Claim concerning the status of the GTC Merger as a reorganization under Section 368(a) of the Code (any such claim, a "Merger Claim") that is not covered by
Section 6.1(b) or (c).

               (b) CBS and Gaylord shall jointly control (at each party's own expense) any Merger Claim that would result in an indemnity obligation under
Section 5.3(a) hereof, if Section 5.3(a)(ii) does not apply. Neither party may settle, concede or make any concession (including failure to appeal such Merger Claim) without the other party's written consent.

               (c) With respect to any Merger Claim, if (1) it would result in an indemnity obligation under Section 5.3(a) and Section 5.3(a)(ii) applies, or it would result in an indemnity obligation under Section 5.3(b) and (2) the net present value of the Tax benefits reasonably expected to be received by CBS and its Subsidiaries as a result of a Final Determination with respect to such Merger Claim (the "CBS Tax Benefit") is less than $40 million, then Gaylord shall be entitled to elect either (x) to jointly control the Merger Claim with CBS as described in Section 6.1(b), in which case CBS's indemnification obligation under Section 5.3(b)(A) (directly or through the operation of Section 5.3(a)(ii)) shall be $40 million, or (y) to have exclusive control over the Merger Claim as described in Section 6.1(a) (but subject to CBS's right to participate in, but not control, the Merger Claim at its own expense), in which case CBS's indemnification obligation under Section 5.3(b)(A) (directly or through the operation of Section 5.3(a)(ii)) shall be the lesser of $40 million and the amount of the CBS Tax Benefit.

               (d) CBS shall have exclusive control over all other Tax Claims.

               (e) The party controlling a Tax Claim pursuant to this Section
6.1 shall have the sole right to contest, litigate and Dispose of such Tax Claim and to employ counsel of its choice at its sole expense.

          6.2 Tax Claim Management. CBS or Gaylord, as the case may be, shall promptly notify the other party in writing of any Tax Claim that may reasonably be likely to result in liability of the other party under this Agreement; provided, however, that the failure to provide such notice shall not diminish the indemnifying party's obligation hereunder except to the extent such failure actually prejudices the indemnifying party's position as a result thereof. With respect to any such Tax Claim, the party not controlling such Tax Claim shall (i) not make any submission to any Tax Authority without offering the other party the opportunity to review such submission, (ii) not take any action or make (or purport to make) any representations in connection with such Tax Claim with respect to issues affecting the other party's indemnity hereunder, (iii) keep the other party informed as to any information that it receives regarding the progress of such Tax Claim, (iv) provide the other party with any information that it receives regarding the nature and amounts of any proposed Disposition of the Tax Claim, (v) permit the other party to participate in all conferences, meetings or proceedings with any Tax Authority in which the indemnified Tax Claim is or may be a subject, and (vi) permit the other party to participate in all court appearances in which the indemnified Tax Claim is or may be a subject. With respect to any Tax Claim relating to a Pre-Closing Period for which Gaylord is liable pursuant to this Agreement, CBS shall either file (or cause to be filed) submissions at Gaylord's direction or appoint (or cause to be appointed) Gaylord or its authorized representatives as additional authorized representatives entitled to communicate fully with the Internal Revenue Service with respect to such Tax Claim.

                                  ARTICLE VII

                                  Cooperation

          CBS and Gaylord shall (and shall cause their respective Subsidiaries to) cooperate with each other in the preparation and filing of any Tax Returns and the conduct of any audit or other proceeding and each shall execute and deliver such powers of attorney and make available such other documents as are necessary to carry out the intent of this Agreement. Such cooperation shall include, without limitation, (a) making employees available on a mutually convenient basis to provide such assistance as might reasonably be required and (b) providing such information as might reasonably be required in connection with any such Tax Return or proceeding, including without limitation, records, returns, schedules, documents, work papers or other relevant materials. In addition, Gaylord shall provide such available information to CBS as is reasonably necessary for CBS to determine its tax basis in the stock of GTC and GCI and in the Limited Partnership, and the tax basis of the Limited Partnership in its assets.

          The parties hereto shall use reasonable efforts to reduce any transfer, sales or other similar Taxes that may be incurred with respect to the transactions contemplated by the CBS Merger Agreement.

                                 ARTICLE VIII

                         Retention of Records; Access

          CBS, GCI, GTC and the Limited Partnership and Gaylord shall (a) until the expiration of the relevant statutes of limitations (giving effect to any applicable extensions or waivers), retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns in respect of Taxes of GCI, GTC and the Limited Partnership or for a Tax Claim by a Tax Authority relating to such Tax Returns; and (b) give to the other group reasonable access to such records, documents, accounting data and other information (including computer data) and to its personnel (ensuring their cooperation) and premises, with reimbursement by the requesting group of reasonable out-of-pocket costs incurred therewith, for the purpose of the review or audit of such Tax Returns to the extent relevant to an obligation or liability of any party under this Agreement. Prior to destroying any records, documents, data or other information described in this Article VIII, the group wishing to destroy such items shall give the other group a reasonable opportunity to obtain such items (at such other group's expense).

                                  ARTICLE IX

                                   Disputes

          If the parties disagree as to the calculation of a Tax or the amount of (but not liability for) any payment to be made under this Agreement, the parties shall cooperate in good faith to resolve any such dispute, and any agreed-upon amount shall be paid to the appropriate party. If the parties are unable to resolve any such dispute within fifteen business days thereafter, such dispute shall be resolved by an internationally recognized accounting firm acceptable to both CBS and Gaylord. The decision of such firm shall be final and binding. The fees and expenses incurred in connection with such decision shall be shared by CBS and Gaylord in accordance with the final allocation of the Tax liability in dispute. Following the decision of such accounting firm, the parties shall each take (or cause to be taken) any action that is necessary or appropriate to implement such decision, including, without limitation, the filing of amended Tax Returns and the prompt payment of underpayments or overpayments, with interest calculated on such underpayments or overpayment at the Underpayment Rate from the date such payment was due.

                                   ARTICLE X

                                   Survival

          Notwithstanding any other provision in this Agreement to the contrary, the rights and obligations provided for in this Agreement shall not terminate any earlier than the expiration of the applicable statute of limitation for the relevant taxable periods in question (giving effect to any applicable waivers or extensions).

                                  ARTICLE XI

                           Miscellaneous Provisions

          11.1 Interest on Late Payments. Any payment required by this Agreement which is not made on or before the date required to be made hereunder shall bear interest after such date at the Underpayment Rate.

          11.2 Notices and Governing Law. All notices required or permitted to be given pursuant to this Agreement shall be given, and the applicable law governing the interpretation of this Agreement shall be determined, in accordance with the applicable provisions of the CBS Merger Agreement.

          11.3 Amendments. This Agreement may not be amended except by an agreement in writing, signed by the parties.

          11.4 Binding Effect; No Assignment; Third Party Beneficiaries. This Agreement shall be binding on, and shall inure to the benefit of, the parties and the respective successors, assigns, and Persons controlling any of the corporations bound hereby. CBS, on the one hand, and Gaylord, on the other hand, hereby guarantee the performance of all actions, agreements and obligations provided for under this Agreement of CBS's Subsidiaries and Gaylord's Subsidiaries, respectively. CBS and Gaylord shall, upon the written request of any other party, cause any of their respective Subsidiaries to execute this Agreement. No party to this Agreement shall assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of Gaylord, in the case of CBS, and CBS, in the case of Gaylord. No Person (including, without limitation, any employee of a party or any stockholder of a party) shall be, or shall be deemed to be, a third party beneficiary of this Agreement.

          11.5 Entire Agreement. This Agreement constitutes the entire agreement of the parties concerning the subject matter hereof and supersedes all prior agreements, whether or not written, concerning such subject matter. To the extent that the provisions of this Agreement are inconsistent with the provisions of the CBS Merger Agreement, the provisions of this Agreement shall prevail.

          11.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute together the same documents.

               IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                              GAYLORD ENTERTAINMENT COMPANY

                              By:

                                /s/ Joseph B. Crace
                              --------------------------------
                              Name: Joseph B. Crace
                              Title:


                              GAYLORD TELEVISION COMPANY

                              By:

                                /s/ Joseph B. Crace
                              --------------------------------
                              Name: Joseph B. Crace
                              Title:



                              GAYLORD COMMUNICATIONS, INC.

                              By:

                                /s/ Joseph B. Crace
                              --------------------------------
                              Name: Joseph B. Crace
                              Title:


                              CBS CORPORATION

                              By:

                                /s/ Louis J. Briskman
                              --------------------------------
                              Name:  Louis J. Briskman
                              Title: